UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February 27, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Reviewed interim financial results for the six months ended 31 December 2016

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the company")

Reviewed interim financial results for the six months ended 31 December 2016

Sasol is an international integrated chemicals and energy company that leverages technologies and the expertise
of our 30 300 people working in 33 countries. We develop and commercialise technologies, and build and operate
world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and
low-carbon electricity.

SALIENT FEATURES
- Strong business performance across most of the value chain
- Production volumes
  - Up 1% for Secunda Synfuels Operations
  - Up 5% for Eurasian Operations
- Normalised sales volumes
  - Base Chemicals up 11% and Performance Chemicals up 2%
  - Energy liquid fuels down 2%
- Business Performance Enhancement Programme delivered
  - Sustainable actual cost savings of R4,9bn
  - Target exit run rate of R5,4bn by 2018
- Response Plan cash savings exceeding expectations
  - R17,8bn cash savings delivered for the period
  - Target increased to deliver full year cash savings of R26bn
- Lake Charles Chemicals Project is on track and 64% complete
- Headline earnings per share down 38% to R15,12, earnings per share up 19% to R14,21
- Safety Recordable Case Rate (RCR), excluding illnesses, improved to 0,27. We regret that three fatalities
  occurred.
- Cash fixed costs, including the mining strike cost, 1% down in real terms
- Invested R471 million in skills development and socioeconomic development
- Direct and indirect taxes paid to South African Government R15,4 billion

Segment report
for the period ended

Turnover				Operating profit/(loss)		
R million					R million	
Full year	Half year	Half year		Half year	Half year	Full year
30 Jun 16	31 Dec 15	31 Dec 16		31 Dec 16	31 Dec 15	30 Jun 16
Audited	Reviewed	Reviewed	Segment analysis	Reviewed	Reviewed	Audited
21 186	10 625	11 543	Operating Business Units	1 738	(5 930)	(6 975)
16 975	8 351	9 524	- Mining	2 359	1 534	4 739
			- Exploration and Production			
4 211	2 274	2 019	International	(8 289)	204	(11 714)
173 042	84 507	83 452	Strategic Business Units	11 909	18 600	29 831
64 341	32 991	31 225	- Energy	5 529	10 261	14 069
35 067	16 938	18 215	- Base Chemicals	1 733	3 178	4 486
73 634	34 578	34 012	- Performance Chemicals	4 647	5 161	11 276
108	49	526	Group Functions	25	2 246	1 383
194 336	95 181	95 521	Group performance	13 672	14 916	24 239
(21 394)	(10 706)	(10 626)	Intersegmental turnover			
172 942	84 475	84 895	External turnover			

Transitioning to the future
Joint President and Chief Executive Officer, Bongani Nqwababa said:
"Notwithstanding the volatile macro-economic environment in which we operate, Sasol delivered a resilient
performance. This is attributable to our continued sharpened focus on business and capital excellence,
advancement of our value-based capital projects, consistent delivery against our cost reduction and
cash savings targets and a heightened focus on macro-economic risk mitigations to protect our balance
sheet. These decisive actions were underpinned by a robust business performance from our global assets.
Furthermore, we continue pursuing our zero harm focus, building a resilient organisation for the future
and nurturing our foundation business, while driving value based growth as we consider our future
investment opportunities."

Joint President and Chief Executive Officer, Stephen Cornell said:
"Advancing our value based growth strategy continues through our near-term focus on Southern Africa and
North America. Our Lake Charles Chemicals Project in the United States is now 64% complete, and remains
on track for start-up of the first units in the second half of 2018. The fundamental drivers for this investment
remain sound, and will enable Sasol's continued growth in a low feedstock cost region. In Mozambique,

we remain committed to our growth plans and will continue to partner with the country's government
and other stakeholders on projects that will help stimulate socio-economic growth. We are confident that
the economics to develop the Production Sharing Agreement license area remain positive, with four wells
completed, as part of our drilling campaign, already showing promising results."

Overview*
Earnings attributable to shareholders for the six months ended 31 December 2016 increased by 19% to
R8,7 billion from R7,3 billion in the prior period. Headline earnings per share (HEPS) decreased by 38% to
R15,12 and earnings per share (EPS) increased by 19% to R14,21 compared to the prior period. Operating
profit decreased by 8% to R13,7 billion compared to the prior period.

Although business performance was mostly in line with our expectations, Sasol's profitability, period on
period, and as reflected in HEPS, was negatively impacted by the following items:
- The strengthening of the Rand against the US dollar to R13,74 at 31 December 2016 (30 June 2016: R14,71) resulted
   in translation losses of approximately R1,3 billion on the valuation of the balance sheet, compared to translation
   gains of R2,6 billion in the prior period (including foreign exchange contracts). The valuation impact of the
   stronger closing exchange rate for the period under review negatively impacted earnings by approximately
   R1,46 per share.
- The impact of the once-off prolonged strike action at our Secunda mining operations resulted in an
   additional net cost of R1 billion or R1,06 per share.
- The reversal of a provision of R2,3 billion (US$166 million) or R3,77 per share in the prior period based on a
   favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the Escravos Gas-to-Liquids
   (EGTL) project.

HEPS, normalised for these once-off adjustments and translation effects, amounted to R18,62 per share,
which is 4% higher compared to normalised HEPS for the prior period of R17,96.

* All comparisons refer to the prior period for the six months ended 31 December 2015. All references to years
  refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".
  Except for earnings attributable to shareholders and the RP cash conservation measures, all numbers are quoted
  on a pre-tax basis.

We have seen a steady and continued recovery in global oil and product prices during the period under
review. Average Brent crude oil prices moved higher by 2% and since December 2016 have moved to the mid
US$50/bbl range, which will positively impact our results during the second half of 2017. Our refining margins
decreased by 32% to US$8,42/bbl, however, we have seen some recovery since the lows of October 2016
which will positively impact on our results in the second half of 2017. Despite the soft commodity chemical
prices experienced during the first quarter of 2017, we have seen a steady increase in demand and resilient
margins in certain key markets during the second quarter of 2017. Despite the volatile macro-economic
environment, the average margin for our speciality chemicals business remained flat, except for
our ammonia business, where margins were squeezed as a result of oversupply in global markets.

Overall, Sasol delivered a strong business performance across most of the value chain. Secunda Synfuels'
production volumes increased by 1% and our Eurasian operations increased production volumes by 5% on
the back of stronger demand. Natref's production volumes were down 7% mainly due to plant shutdowns
during the period under review. Normalised sales volumes increased by 11% for our Base Chemicals business
and 2% for our Performance Chemicals business compared to the prior period mainly on the back of stronger
demand and improved plant stability. Liquid fuels sales volumes decreased by 2% due to the Natref planned
shutdowns and more volumes from Secunda Synfuels Operations (SSO) being allocated to the higher margin
yielding chemical businesses. ORYX GTL achieved an average utilisation rate of 95% with the run-rate of
production in line with our previous market guidance.

Our Secunda mining operations experienced a challenging six months with the onset of a protected strike
action, which commenced in August 2016, by the Association of Mineworkers and Construction Union
(AMCU). Notwithstanding a 16% decrease in mining production volumes resulting from the strike action,
Mining continued to deliver our full coal supply commitment to the integrated Sasol value chain through
external coal purchases and increased gas consumption at Secunda Synfuels Operations. The profitability of
the mining business was significantly impacted by the R1 billion net additional cost as a result of the strike.

We continued to drive our cost containment programme and managed cash fixed costs well below inflation
in nominal terms, when compared to the prior period. Excluding the impact of inflation, our cash fixed costs,
including the mining strike costs, reduced by 1% in real terms compared to the prior period. The strong cost
performance was achieved by sustainable delivery of our Business Performance Enhancement Programme
(BPEP) and Response Plan (RP).

As part of the BPEP, we delivered sustainable cost savings of R4,9 billion, exceeding our December 2016 exit
run rate target by R0,2 billion. We are confident that we will meet or exceed our targeted sustainable savings
at an exit run rate of R5,4 billion by the end of 2018.

Our comprehensive low oil price RP, focusing on cash conservation to counter a lower-for-much-longer
oil price reality, has continued to yield positive cash savings in line with our 2017 targets, despite margin
contraction and difficulties experienced in placing certain product. The RP realised R17,8 billion of cash savings
for the period. We have increased our full year cash savings target from R22 billion to R26 billion, mainly due
to the reprioritisation of our capital portfolio. The RP places the company in a strong position to operate
profitably within a US$40-50/bbl oil price environment. We expect our sustainable cash cost savings from our
RP to be R2,5 billion by 2019, in addition to the R5,4bn sustainable savings from our BPEP.

The decrease in the effective corporate tax rate from 43,1% to 28,4% was mainly as a result of the R7,4 billion (CAD665 million) partial impairment of our Canadian shale gas assets in the prior period. The normalised effective tax rate, excluding equity accounted investments, remeasurements and once-off items, is 29,2% compared to 32,9% in the prior period due to additional tax incentives.

Actual capital expenditure, including accruals, amounted to R30,2 billion. This includes R17,4 billion (US$1,2 billion) relating to the Lake Charles Chemicals Project (LCCP). We have revised our capital expenditure estimate from R75 billion to R66 billion for the full year, largely due to the impact of the stronger rand/US dollar exchange rate coupled with our cash conservation initiatives and active management of our capital portfolio.

Our net cash position decreased from R52 billion in June 2016 to R28 billion at 31 December 2016, mainly due to the funding of the LCCP and the effect of a stronger closing rand/US dollar exchange rate. Loans raised during the period amounted to R2 billion, mainly for the funding of our growth projects.

During the current financial year, Sasol entered into a number of hedges to mitigate specific financial risks and provide protection against unforeseen movements in oil prices, interest rates, currency movements, and commodity and final product prices. Approximately 50% of the crude oil exposure was hedged with crude oil put options for 2017 at a net price of ~US$49,50/bbl. A total net loss of R515 million (US$37 million) was recognised during the period. To manage the exposure to the US dollar, approximately 12% of the rand/US dollar exposure was hedged with zero-cost collar instruments at a floor of ~R14,10 for specific periods in 2018. A net gain of R283 million (US$20 million) was recognised during the period. Should attractive hedges become available in the market at an acceptable cost, we will enter into additional hedges as mitigation against these financial risks.

Cash generated by operating activities decreased by 37% to R16,8 billion compared with R26,7 billion in the prior period. Notwithstanding reduced cash flows, our balance sheet has the capacity to lever up, as we continue to execute our growth plans and return value to our shareholders. Accordingly, in support of our funding strategy, gearing increased to 25%, which is consistent with our previous market guidance of 20% to 44%.

To manage the impact of price volatility and the low oil price environment, the Sasol Limited Board (Board) concluded that our internal gearing ceiling will remain at 44% until the end of 2018. The net debt: EBITDA ratio is forecasted to be below 2,0 times. We actively manage our capital structure and funding plan to ensure that we maintain an optimum solvency and liquidity profile.

Our dividend policy is to pay dividends within a dividend cover range based on HEPS. Taking into account the current volatile macro-economic environment, capital investment plans, our cash conservation initiative, the current strength of our balance sheet, and the dividend cover range, the Board has declared a gross interim dividend of R4,80 per share (15,8% lower compared to the prior period). The interim dividend cover was 3,2 times at 31 December 2016 (31 December 2015: 4,3 times). The dividend declared is in accordance with our dividend cover policy of 2,2x to 2,8x of annual HEPS.

Solid operational performance supported by continued effective cost management

Operating Business Units
Mining - uninterrupted supply to Secunda Synfuels Operations, but negatively impacted by strike action

Operating profit decreased by 35% to R1 534 million compared to the prior period, mainly as a result of the net additional cost of the strike action of R1 billion at our Secunda mining operations. Normalised operating profit, excluding the strike cost, increased by 9% mainly due to higher selling prices to SSO and a 35% increase in export coal prices. Our normalised unit cost of production increased by 13% above inflation compared to the prior period due to higher depreciation, enablement and utility costs associated with our new mines and increased maintenance costs.

Exploration and Production International (E&PI) - strong Mozambique operational delivery
E&PI recorded an operating profit of R204 million compared to an operating loss of R853 million (excluding the impact of a partial impairment of R7 436 million) in the prior period. Operating profit was positively impacted by translation gains of R202 million and an 18% decrease in cash fixed costs, underpinned by our cost containment programme.

Our Mozambican producing operations' operating profit increased from R437 million in the prior period to R988 million mainly due to a 3% increase in production volumes on the back of increased gas consumption at SSO and the net positive impact of translation effects of R859 million.

Our Gabon asset recorded a lower operating loss of R41 million compared to a R512 million operating loss in the prior period, mainly due to lower depreciation charges and higher sales prices. This was offset by a 23% decrease in production volumes (after royalties) as a result of the deferral of drilling activities in line with our RP cash saving initiatives.

Our Canadian shale gas assets in Montney generated an operating loss of R312 million, compared to an operating loss of R333 million (excluding the impact of a partial impairment of R7 436 million) in the prior period. Our Canadian gas production volumes increased by 3% compared to the prior period, mainly due to completion activities on existing wells. There were no drilling rigs in operation during the period.

Strategic Business Units

Performance Chemicals - stronger demand and resilient margins

Operating profit of R4 647 million decreased by 10% compared to the prior period, mainly due to a partial impairment of R527 million on our US Phenolics business and a significant decrease in global ammonia prices. Normalising for these effects, operating profit increased by 9%. The increase in operating profit is largely due to the resilience of margins in our European organics business coupled with increased ethylene sales prices which positively impacted on the margins of our assets in the US. Production volumes from our European Operations increased by 5% due to stronger demand.

Total sales volumes increased by 1% compared to the prior period. Normalised sales volumes were up 2%, after taking into account the ethylene plant shutdown in the US in the prior period and the sale of the US wax production facility in May 2016.

Our Fischer-Tropsch Wax Expansion Project (FTWEP) (phase one), which is continuing to ramp up, is replacing hard wax volumes from the existing facility which has been recently decommissioned. Phase two of the project is expected to reach beneficial operation by the end of quarter three of 2017 resulting in increased hard wax production during quarter four of 2017 and 2018. Cash fixed costs in nominal rand terms are 1% lower compared to the prior period.

Base Chemicals - increased sales volumes due to improved production stability

Sales volumes increased by 11% mainly as a result of improved production stability after the commissioning of the C3 Expansion Project in the prior year.

Operating profit, normalised for the effect of remeasurements, once-off items and translation effects on the valuation of the balance sheet, remained flat in comparison to the prior year. The business managed to deliver a solid performance by focusing on delivering higher production and sales volumes and managing costs. While commodity chemical US dollar prices decreased by 6% compared to the prior period, prices have recovered and are currently 6,7% higher than the second half of 2016, with this trend expected to continue for at least the next six months.

Operating profit decreased by 45% to R1 733 million compared to the prior period and the operating margin decreased from 19% to 10%. Normalised operating profit for the full financial year is estimated at between R4,5 billion to R5,5 billion, based on the latest business performance and taking into account a much stronger rand/US dollar exchange rate*.

* This financial forecast is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the company's auditors.

Energy - Strong Synfuels performance, margins under pressure

Operating profit of R5 529 million decreased by R4 732 million or 46% compared to the prior period. Normalised for the impact of translation effects on the valuation of the balance sheet and other once-off items, operating profit decreased by 21%. Operating margins were down 4% on a normalised basis. Operating profit was negatively impacted by a 38% decrease in petrol differentials, a 12% decrease in diesel differentials and lower liquid fuels sales volumes. In nominal terms, we reduced our cash fixed costs by 2% compared to the prior period due to our BPEP and RP initiatives and the benefit of increased own electricity generation at SSO.

Liquid fuel sales volumes decreased by 2% compared to the prior period, mainly due to lower allocated volumes from SSO, the impact of the Natref plant shutdowns and lower external purchases. Gas sales volumes were 1% higher compared to the prior period mainly due to higher gas sales to commercial customers. Our share of power produced at the Central Térmica de Ressano Garcia (CTRG) joint operation in Mozambique amounted to 334 gigawatt-hours of electricity, 2% higher than the prior period.

The ORYX GTL plant achieved an average utilisation rate of 95% for the period, while maintaining a world-class safety recordable case rate of zero. Excluding the impact of a once-off tax adjustment at the ORYX GTL plant in the prior period, our share of profit from joint ventures was 10% higher compared to the prior period. In Nigeria, the extended EGTL turnaround maintenance programme is scheduled to be completed during the first quarter of the 2017 calendar year followed by a planned ramp-up in plant production to design capacity.

Advancing projects to enable future growth

We are encouraged by the headway we are making in delivering on our project pipeline:

- Growing our footprint in North America

  - Overall construction on the LCCP continues on all fronts, with most engineering and procurement activities nearing completion during the period. Total capital spent amounts to US$6,0 billion, and the overall project completion is 64%. The total forecasted capital cost for the project remains within the approved US$11 billion budget and approved schedule. The project's contingency which, measured against industry norms for this stage of project completion, is still considered sufficient to effectively complete the project to beneficial operation (BO) within the US$11 billion budget. Although unplanned event-driven risks may still impact the execution and cost of the project, we are confident that the remaining construction, procurement, execution and business readiness risks can be managed within the budget as a result of these changes. We still consider the LCCP to be a value-based investment that will return sustainable value to our shareholders for many years into the future. The project returns are still forecast to be above our weighted average cost of capital (WACC).

- Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins and Polymers USA is more than 90% complete and is on track for mechanical completion by the middle of the 2017 calendar year. The plant will be the largest bi-modal high density polyethylene (HDPE) manufacturing facility in the US (470 kt per annum) and will produce some of the most cost competitive performance resins based on InnoveneTM S technology. We continue to work with the operator (our joint venture partner) to manage construction delays that have mainly resulted from adverse weather conditions and poor craft labour productivity. Together with our partner, we have successfully approached the market and attained a favourable reduction in the financing rate for the remaining term of the facility. The project economics remain strong and returns are currently above WACC despite the project's cost increase. The market conditions for start-up continue to be favourable with low feedstock cost and strong polyethylene market demand projected in 2017.

- Focusing on our asset base in Southern Africa

  - Our strategic R14,0 billion mine replacement programme, which will ensure uninterrupted coal supply to SSO in order to support Sasol's strategy to operate its southern African facilities until 2050, is nearing completion. The total programme is expected to be completed below budget and within schedule. The Shondoni colliery achieved BO, within budget, during April 2016 and will be fully completed during the second half of the 2017 calendar year. Phase 2 of the Impumelelo colliery project for R0,9 billion commenced during the first half of the 2016 calendar year and is on track to be completed within budget, late in the 2019 calendar year.

  - The expansion of our FTWEP facility in Sasolburg is progressing well. BO for phase two is on track for the end of the third quarter of 2017. The project economics for this project remain sound. The total project cost for both phases is estimated at R13,5 billion.

  - The Loop Line 2 project on the Mozambique to Secunda Pipeline (MSP) reached BO ahead of schedule on 2 November 2016 at a total project cost below budget, while delivering a safety recordable case rate of zero. Loop Line 2 will increase the MSP's available annual gas transportation capacity from 169,4 bscf to 191 bscf and renders a return in line with our investment hurdle rate.

  - The first phase of the development of the Production Sharing Agreement (PSA) licence area remains on budget and schedule. To date, four wells have been drilled and completed, two gas wells in the Temane G8 reservoir and two oil wells in the Inhassoro G6 reservoir. Drilling results have been in line with expectations. The third oil well (or fifth well) was spudded in early February 2017. In addition, as part of the PSA programme, the first onshore Mozambique 3D seismic programme has been successfully undertaken.

Maintaining our focus on sustainable value creation

We continued to deliver on our broader sustainability and community contributions during the period:

- Safety remains a top priority for Sasol. Regrettably, we did experience the loss of three of our colleagues during the period. Our thoughts remain with these colleagues' families and friends. Our safety RCR for employees and service providers, excluding illnesses, improved to 0,27 at 31 December 2016 (0,32 as at 31 December 2015). We retain our focus on safety and strive for zero harm.

- During the period, we invested R471 million in skills development and socioeconomic development, which includes our Ikusasa programme, bursaries, learnerships and artisan training programmes. The Ikusasa programme focuses on education, health and wellbeing, infrastructure, and safety and security in the Secunda and Sasolburg regions. Since 2013, we have invested R618 million, of which R21 million was spent in Secunda and Sasolburg during the period. A further R68 million is planned for the remainder of 2017. The total planned Ikusasa investment amounts to R800 million, with the remaining R114 million to be spent by 2020.

- While we support the transition to a lower carbon economy, we are concerned that the proposed carbon tax in South Africa will diminish the country's competitiveness. It also cannot address the structural issues that lie at the heart of the country's carbon intensity. The proposed design of the carbon tax creates substantial regulatory and investment uncertainty as there is insufficient clarity relating to the phases of the tax proposed in the draft carbon tax bill, especially post 2020. This is exacerbated by the fact that the carbon tax is not aligned with the carbon budget system which is currently in the trial phase of implementation. Sasol continues to engage with the South African Government on the carbon tax issue.

- To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes. We have received decisions on our postponement applications from the National Air Quality Officer, which, while aligned with our requests, imposed stretched targets in terms of our atmospheric emission licences. In some cases shorter postponement were granted and further applications are under way to extend compliance timeframes in line with our committed roadmaps. Our R3,3 billion volatile organic compound abatement programme remains on track to achieve our targeted reductions of volatile organic compounds emissions by 2020.

- We continue to measure our comprehensive climate change response in accordance with our key performance indicators. Our total greenhouse gas (GHG) emissions globally for the six months ended 31 December 2016 were 33,8 million tons compared to 34,5 million tons for the prior period. Our GHG emissions intensity (measured in carbon dioxide equivalent per ton of production) increased to 3,71 compared to 3,68 at June 2016 as a result of lower production (due to planned shutdowns). GHG targets in South Africa are being developed in conjunction with the South African government's process for setting carbon budgets.

- Our improvement in utility Energy Intensity Index (EII) marginally increased above our internal target of 1% improvement for the period to 2% for our operations in South Africa. Including our international operations, we improved our EII by 1,8% from the previous financial year.

- During the period, we paid R15,4 billion in direct and indirect taxes to the South African Government. Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country's economy.

- In 2016, in terms of the Department of Trade and Industry's revised Codes of Good Practice, our B-BBEE contributor status declined to level 8 from level 4. We view B-BBEE in South Africa as a business imperative and have embarked on a project to realise the targets set to improve our rating by 2020.

Profit outlook* - strong production performance and cost reductions to continue

The current economic climate remains volatile and uncertain. While oil price and foreign exchange movements are outside our control and may impact on our results, our focus remains firmly on managing factors within our control, including volume growth, cost optimisation, effective capital allocation, focused financial risk management and cash conservation.

We expect an overall strong operational performance for 2017, with:
- Liquid fuels sales volumes for the Energy business in southern Africa to be approximately 61 million barrels;
- Base Chemicals sales volumes to be between 4% to 6% higher than the prior year, with US dollar product prices recovering;
- Performance Chemicals sales volumes to be between 1% to 2% higher, with average margins for the business remaining resilient;
- An average utilisation rate at ORYX GTL in Qatar of above 90% for the remainder of the financial year;
- Normalised cash fixed costs to remain in line with SA PPI;
- The RP cash flow contribution to range between R22 billion and R26 billion;
- BPEP cash cost savings to achieve an annual run rate of R5,4 billion by 2018;
- Capital expenditure, including capital accruals, of R66 billion for 2017 and R60 billion in 2018 as we progress with the execution of our growth plan and strategy. Capital estimates may change as a result of exchange rate volatility;
- Our balance sheet gearing up to a level of between 30% and 35%, with net debt:EBITDA being managed to below 2,0 times;
- Average Brent crude oil prices expected to remain between US$50/bbl and US$55/bbl; and
- Ongoing rand/US dollar volatility due to various factors, including the pending outcome of the next review of the South African sovereign credit rating and capital inflows.

* The financial information contained in this profit outlook and other financial forecasts mentioned elsewhere in the financial overview are the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the company's auditors.

Competition law compliance
The South African Competition Commission is conducting proceedings against various petroleum products producers, including Sasol. The Competition Commission is conducting an investigation into Sasol's South African polymer business, and it is finalising a market inquiry in the South African LPG market. We continue to interact and co-operate with the South African Commission in respect of the subject matter of current applications brought by Sasol, as well as in the areas that are subject to the Commission's investigations. To the extent appropriate, further announcements will be made in future.

Change in directors
Ms VN Fakude resigned as Executive Director and Executive Vice-President, Strategy and Sustainability with effect from 31 December 2016.

Declaration of cash dividend number 75
An interim gross cash dividend of South African 480,00 cents per ordinary share (31 December 2015 - 570,00 cents per ordinary share) has been declared for the six months ended 31 December 2016. The interim cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the company, as well as capital remaining after payment of the dividend is sufficient to support the current operations. The dividend has been declared out of retained earnings (income reserves). With effect from 22 February 2017, the South African dividend withholding tax rate is 20%. At the declaration date, there are 651 389 516 ordinary (including 8 809 886 treasury shares), 25 547 081 preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to ordinary shareholders who are not exempt from the dividend withholding tax, is 384,00 cents per share, while the dividend amount payable to ordinary shareholders who are exempt from dividend withholding tax is 480,00 cents per share.

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:

Declaration date	Monday, 27 February 2017
Last day for trading to qualify for and participate in the final dividend (cum dividend)	Tuesday, 14 March 2017
Trading ex-dividend commences	Wednesday, 15 March 2017
Record date	Friday, 17 March 2017
Dividend payment date (electronic and certificated register)	Monday, 20 March 2017
The salient dates for holders of our American Depository Receipts are(1):	
Ex-dividend on New York Stock Exchange (NYSE)	Wednesday, 15 March 2017
Record date	Friday, 17 March 2017
Approximate date for currency conversion	Wednesday, 22 March 2017
Approximate dividend payment date	Friday, 31 March 2017

1. All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 20 March 2017, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 20 March 2017. Share certificates may not be dematerialised or rematerialised between 15 March 2017 and 17 March 2017, both days inclusive.

On behalf of the Board

Mandla Gantsho	Bongani Nqwababa	Stephen Cornell	Paul Victor
Chairman	Joint President and Chief Executive Officer	Joint President and Chief Executive Officer	Chief Financial Officer

Sasol Limited
24 February 2017

The interim financial statements are presented on a condensed consolidated basis.

Income statement
for the period ended

Full year	Half year	Half year		Half year	Half year	Full year
30 Jun 16	31 Dec 15	31 Dec 16		31 Dec 16	31 Dec 15	30 Jun 16
Audited	Reviewed	Reviewed		Reviewed	Reviewed	Audited
US$m*	US$m*	US$m*		Rm	Rm	Rm
11 911	6 202	6 068	Turnover	84 895	84 475	172 942
			Materials, energy and			
(4 912)	(2 596)	(2 526)	consumables used	(35 342)	(35 361)	(71 320)
(476)	(273)	(238)	Selling and distribution costs	(3 331)	(3 718)	(6 914)
(582)	(285)	(294)	Maintenance expenditure	(4 119)	(3 878)	(8 453)
(1 647)	(868)	(851)	Employee-related expenditure	(11 911)	(11 816)	(23 911)
			Exploration expenditure and			
(20)	(10)	(13)	feasibility costs	(182)	(142)	(282)
(1 127)	(588)	(584)	Depreciation and amortisation	(8 174)	(8 006)	(16 367)
(625)	23	(552)	Other expenses and income	(7 719)	307	(9 073)
10	61	(25)	Translation gains/(losses)	(341)	829	150
(635)	(38)	(527)	Operating expenses**	(7 378)	(522)	(9 223)
(888)	(557)	(55)	Remeasurement items	(771)	(7 586)	(12 892)
			Equity accounted profits,			
35	47	23	net of tax	326	641	509
1 669	1 095	978	Operating profit	13 672	14 916	24 239
125	53	58	Finance income	807	719	1 819
(161)	(79)	(101)	Finance costs	(1 409)	(1 080)	(2 340)
1 633	1 069	935	Profit before tax	13 070	14 555	23 718
(598)	(461)	(266)	Taxation	(3 719)	(6 277)	(8 691)
1 035	608	669	Profit after tax	9 351	8 278	15 027
			Attributable To			
911	537	621	Owners of Sasol Limited	8 676	7 312	13 225
			Non-controlling interests in			
124	71	48	subsidiaries	675	966	1 802
1 035	608	669		9 351	8 278	15 027
US$	US$	US$	Earnings per share	Rand	Rand	Rand
1,49	0,88	1,02	Basic earnings per share	14,21	11,97	21,66
1,49	0,88	1,02	Diluted earnings per share	14,20	11,97	21,66

* Supplementary non-IFRS information. US dollar convenience translation, converted at average exchange rate

of R13,99/US$1 (31 December 2015 - R13,62/US$1; 30 June 2016 - R14,52/US$1).
** A loss of R975 million (31 December 2015 - R1 753 million gain; 30 June 2016 - R920 million gain) arising
   from foreign exchange contracts (FECs) has been reclassified from translation gains and losses, to other
   operating expenses and income, in accordance with the recognition of other derivative gains and losses.
   Other operating expenses include rental, computer and insurance costs of R1 946 million (31 December 2015 -
   R1 831 million; 30 June 2016 - R3 532 million), derivative losses including FECs of R1 305 million
   (31 December 2015 - R2 506 million gain; 30 June 2016 - R1 250 million gain), the reversal of the EGTL
   provision of Rnil (31 December 2015 - R2 296 million; 30 June 2016 - R2 296 million), and rehabilitation
   related costs due to new legislation at Sasolburg Operations and changes in the discount rate of R391 million
   (31 December 2015 - R341 million gain; 30 June 2016 - R1 946 million gain).

Statement of comprehensive income
for the period ended

	Half year	Half year	Full year
	31 Dec 16	31 Dec 15	30 Jun 16
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm
Profit after tax	9 351	8 278	15 027
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the			
income statement	(6 173)	18 995	13 253
Effect of translation of foreign operations*	(7 414)	19 422	15 112
Effect of cash flow hedges**	1 985	(558)	(2 855)
Fair value of investments available for sale	1	(17)	(7)
Tax on items that can be subsequently reclassified to the			
income statement	(745)	148	1 003
Items that cannot be subsequently reclassified to the			
income statement	491	555	(546)
Remeasurements on post-retirement benefit obligations	739	740	(877)
Tax on items that cannot be subsequently reclassified to the			
income statement	(248)	(185)	331
Total comprehensive income for the period	3 669	27 828	27 734
Attributable to			
Owners of Sasol Limited	3 045	26 753	25 890
Non-controlling interests in subsidiaries	624	1 075	1 844
	3 669	27 828	27 734

* The impact of a stronger Rand at 31 December 2016 (R13,74/US$, R14,45/EUR) resulted in the translation loss recognised
   in other comprehensive income. At 31 December 2015 and 30 June 2016, the weaker Rand (R15,48/US$, R16,81/EUR and
   R14,71/US$, R16,33/EUR, respectively) resulted in significant translation gains recognised in other comprehensive income
   in the prior periods.
** Includes the impact of a R116 million (31 December 2015 - Rnil; 30 June 2016 - R97 million) reclassification to profit
   and loss, relating to the interest rate swap. A gain of R2 billion (US$145 million) was recognised in other comprehensive
   income during the period as a result of the significant decrease in the liability related to the interest rate swap,
   which occurred due to the interest rate curves trading significantly higher than at 30 June 2016.

Statement of financial position
At

Full year	Half year	Half year		Half year	Half year	Full year
30 Jun 16	31 Dec 15	31 Dec 16		31 Dec 16	31 Dec 15	30 Jun 16
Audited	Reviewed	Reviewed		Reviewed	Reviewed	Audited
US$m*	US$m*	US$m*		Rm	Rm	Rm
			Assets			
10 541	9 440	11 364	Property, plant and equipment	156 120	146 039	155 054
7 071	5 737	8 456	Assets under construction	116 176	88 751	104 011
			Goodwill and other intangible			
182	190	177	assets	2 428	2 945	2 680
892	975	875	Equity accounted investments	12 024	15 088	13 118
42	41	45	Post-retirement benefit assets	625	638	614
230	149	240	Deferred tax assets	3 301	2 308	3 389
252	206	330	Other long-term assets	4 527	3 193	3 715
19 210	16 738	21 487	Non-current assets	295 201	258 962	282 581
			Assets in disposal groups held			
72	18	66	for sale	905	273	1 064
1 618	1 595	1 766	Inventories	24 261	24 667	23 798
2 102	2 047	2 072	Trade and other receivables	28 471	31 659	30 913
3	70	37	Short-term financial assets	514	1 083	42

158	348	135	Cash restricted for use	1 852	5 380	2 331
3 398	3 633	1 879	Cash and cash equivalents	25 813	56 201	49 985
7 351	7 711	5 955	Current assets	81 816	119 263	108 133
26 561	24 449	27 442	Total assets	377 017	378 225	390 714
			Equity and liabilities			
14 072	13 661	14 931	Shareholders' equity	205 135	211 341	206 997
368	334	397	Non-controlling interests	5 451	5 167	5 421
14 440	13 995	15 328	Total equity	210 586	216 508	212 418
5 303	4 289	5 438	Long-term debt	74 707	66 343	78 015
193	63	45	Long-term financial liabilities	621	977	2 844
1 279	1 031	1 238	Long-term provisions	17 006	15 951	18 810
			Post-retirement benefit			
864	718	814	obligations	11 184	11 114	12 703
43	33	52	Long-term deferred income	715	517	631
611	1 705	1 855	Deferred tax liabilities	25 483	26 372	23 691
9 293	7 839	9 442	Non-current liabilities	129 716	121 274	136 694
			Liabilities in disposal groups			
–	3	–	held for sale	–	48	–
136	157	165	Short-term debt	2 271	2 435	2 000
58	16	55	Short-term financial liabilities	759	243	855
2 625	2 399	2 444	Other current liabilities	33 582	37 098	38 611
9	40	8	Bank overdraft	103	619	136
2 828	2 615	2 672	Current liabilities	36 715	40 443	41 602
26 561	24 449	27 442	Total equity and liabilities	377 017	378 225	390 714

* Supplementary non-IFRS information. US dollar convenience translation, converted at closing rate of
 R13,74/US$1 (31 December 2015 - R15,48/US$1; 30 June 2016 - R14,71/US$1).

Statement of changes in equity			
for the period ended			
	Half year	Half year	Full year
	31 Dec 16	31 Dec 15	30 Jun 16
	Reviewed	Reviewed	Audited
	Rm	Rm	R
Balance at beginning of period	212 418	196 483	196 483
Shares issued on implementation of share options	–	54	
Share-based payment expense	98	64	123
Long-term incentive scheme converted to equity	645	–	–
Total comprehensive income for the period	3 669	27 828	27 734
Dividends paid to shareholders	(5 650)	(7 140)	(10 680)
Dividends paid to non-controlling shareholders in subsidiaries	(594)	(781)	(1 296)
Balance at end of period	210 586	216 508	212 418
Comprising			
Share capital	29 282	29 282	29 282
Share repurchase programme	(2 641)	(2 641)	(2 641)
Retained earnings	167 944	162 546	164 917
Share-based payment reserve	(12 839)	(13 642)	(13 582)
Foreign currency translation reserve	25 946	37 605	33 316
Remeasurements on post-retirement benefit obligations	(2 037)	(1 419)	(2 533)
Investment fair value reserve	24	15	26
Cash flow hedge accounting reserve	(544)	(405)	(1 788)
Shareholders' equity	205 135	211 341	206 997
Non-controlling interests in subsidiaries	5 451	5 167	5 421
Total equity	210 586	216 508	212 418

Statement of cash flows
for the period ended

	Half year	Half year	Full year
	31 Dec 16	31 Dec 15	30 Jun 16
	Reviewed	Reviewed	Audited
	Rm	Rm	Rm
Cash receipts from customers	84 341	87 885	175 994
Cash paid to suppliers and employees	(67 505)	(61 205)	(121 321)
Cash generated by operating activities	16 836	26 680	54 673
Dividends received from equity accounted investments	465	744	887
Finance income received	793	688	1 633
Finance costs paid	(1 587)	(955)	(3 249)
Tax paid	(3 010)	(5 195)	(9 329)
Dividends paid	(5 650)	(7 140)	(10 680)
Cash retained from operating activities	7 847	14 822	33 935
Total additions to non-current assets	(29 806)	(31 336)	(67 158)
Additions to non-current assets	(30 248)	(33 559)	(70 409)
Increase in capital project related payables	442	2 223	3 251
Settlement of funding commitment on Canadian assets	–	–	(3 339)
Additional investments in equity accounted investments	(124)	(251)	(548)
Proceeds on disposals of assets	125	25	569
Other net cash flow from investing activities	161	(433)	(558)
Cash used in investing activities	(29 644)	(31 995)	(71 034)
Share capital issued on implementation of share options	–	54	54
Dividends paid to non-controlling shareholders in subsidiaries	(595)	(781)	(1 296)
Proceeds from long-term debt	1 182	19 025	34 008
Repayments of long-term debt	(1 227)	(2 070)	(3 120)
Proceeds from short-term debt	860	1 918	2 901
Repayments of short-term debt	(850)	(2 328)	(3 369)
Cash (used)/generated by financing activities	(630)	15 818	29 178
Translation effects on cash and cash equivalents	(2 162)	9 285	7 069
(Decrease)/increase in cash and cash equivalents	(24 589)	7 930	(852)
Cash and cash equivalents at beginning of period	52 180	53 032	53 032
Reclassification to held for sale	(29)	–	–
Cash and cash equivalents at end of period	27 562	60 962	52 180

Salient features
for the period ended

		Half year	Half year	Full year
		31 Dec 16	31 Dec 15	30 Jun 16
Selected ratios				
Return on equity	%	8,3*	7,4*	6,6
Operating profit margin	%	16,1	17,7	14,0
Finance costs cover	times	9,1	16,4	8,0
Net borrowings to shareholders' equity (gearing)	%	25,0	6,2	14,6
Dividend cover - attributable basic earnings				
per share	times	3,0	2,1	1,5
Dividend cover - headline earnings per share	times	3,2	4,3	2,8
* Annualised.				
Share statistics				
Total shares in issue	million	679,8	679,8	679,8
Sasol ordinary shares in issue	million	651,4	651,4	651,4
Treasury shares (share repurchase programme)	million	8,8	8,8	8,8
Weighted average number of shares	million	610,7	610,6	610,7
Diluted weighted average number of shares	million	610,9	610,6	610,7
Share price (closing)	Rand	398,90	419,40	397,17
Market capitalisation - Sasol ordinary shares	Rm	259 843	273 197	258 717
Market capitalisation - Sasol BEE ordinary shares	Rm	826	778	892
Net asset value per share	Rand	337,45	347,66	340,51
Dividend per share	Rand	4,80	5,70	14,80
- interim	Rand	4,80	5,70	5,70
- final	Rand	–	–	9,10

		Half year	Half year	Full year
		31 Dec 16	31 Dec 15	30 Jun 16
Other financial information				
Total debt (including bank overdraft)	Rm	77 081	69 397	80 151
- interest-bearing	Rm	75 967	69 192	79 175
- non-interest-bearing	Rm	1 114	205	976
Finance expense capitalised	Rm	1 315	1 127	2 253
Capital commitments (subsidiaries and joint operations)(1)	Rm	111 829	119 302	137 286
- authorised and contracted	Rm	144 851	147 992	143 380
- authorised, not yet contracted	Rm	78 473	58 261	95 590
- less expenditure to date	Rm	(111 495)	(86 951)	(101 684)
Capital commitments (equity accounted investments)	Rm	552	765	608
- authorised and contracted	Rm	291	1 175	175
- authorised, not yet contracted	Rm	492	672	756
- less expenditure to date	Rm	(231)	(1 082)	(323)
Guarantees (excluding treasury facilities)				
- maximum potential exposure	Rm	92 670	106 595	98 312
- related debt recognised on the balance sheet	Rm	68 161	56 558	71 252
Share-based payment expenses	Rm	125	482	494
- Sasol cash settled share incentive schemes	Rm	27	418	371
- Sasol equity settled share incentive schemes	Rm	59	–	–
- Sasol Inzalo share transaction	Rm	39	64	123
Effective tax rate	%	28,4	43,1	36,6
Adjusted effective tax rate(2)	%	29,2	32,9	28,2
Number of employees(3)	number	30 300	30 369	30 100
Average crude oil price - dated Brent	US$/barrel	47,68	46,97	43,37
Average rand/US$ exchange rate	1US$ = Rand	13,99	13,62	14,52
Closing rand/US$ exchange rate	1US$ = Rand	13,74	15,48	14,71

1 Excludes significant commitments under leases relating to the air separation unit in Secunda, estimated to be in a range of
  R4,5 billion - R6,5 billion.
2 Effective tax rate adjusted for equity accounted investments, remeasurement items and once-off items.
3 The total number of employees includes permanent and non-permanent employees and the group's share of employees
  within joint operations, but excludes contractors and equity accounted investments' employees.

		Half year	Half year	Full year
		31 Dec 16	31 Dec 15	30 Jun 16
		Rm	Rm	Rm
Reconciliation of headline earnings				
Earnings attributable to owners of Sasol Limited		8 676	7 312	13 225
Effect of remeasurement items for subsidiaries and joint operations		771	7 586	12 892
Impairment of property, plant and equipment		442	5 470	8 424
Impairment of assets under construction		191	1 988	3 586
Impairment of goodwill and other intangible assets		102	–	310
Impairment of other assets		–	207	–
Reversal of impairment		(29)	–	–
Loss/(profit) on disposal of non-current assets		4	21	(389)
(Profit)/loss on disposal of investments in businesses		(11)	(51)	226
Scrapping of non-current assets		72	230	1 099
Write-off of unsuccessful exploration wells		–	(3)	(3)
Realisation of foreign currency translation reserve		–	(276)	(361)
Tax effects and non-controlling interests		(223)	(79)	(846)
Effect of remeasurement items for equity accounted investments		11	7	13
Headline earnings		9 235	14 826	25 284
Headline earnings adjustments per above				
– Mining		–	12	31
– Exploration and Production International		152	7 450	9 963
– Energy		25	4	1 267
– Base Chemicals		74	52	1 723
– Performance Chemicals		520	271	55
– Group Functions		–	(203)	(147)
Remeasurement items		771	7 586	12 892
Headline earnings per share	Rand	15,12	24,28	41,40
Diluted headline earnings per share	Rand	15,12	24,28	41,40

The reader is referred to the definitions contained in the 2016 Sasol Limited financial statements.

Basis of preparation
The condensed consolidated interim financial statements for the six months ended 31 December 2016 have
been prepared in accordance with International Financial Reporting Standards, IAS 34, Interim Financial
Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and
Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements
of the Companies Act of South Africa, 2008, as amended, and the JSE Limited Listings Requirements.

The condensed consolidated interim financial statements do not include all the disclosure required for
complete annual financial statements prepared in accordance with IFRS as issued by the International
Accounting Standards Board. The condensed consolidated interim financial statements are prepared on a
going-concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to
support the current operations for the next 12 months.

These condensed consolidated interim financial statements have been prepared in accordance with the
historic cost convention except that certain items, including derivative instruments, liabilities for cash-
settled share-based payment schemes, financial assets at fair value through profit or loss and available-
for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial statements are presented in South African rand, which is Sasol
Limited's functional and presentation currency.

The condensed consolidated interim financial statements appearing in this announcement are the
responsibility of the directors. The directors take full responsibility for the preparation of the condensed
consolidated interim financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this
set of condensed consolidated interim financial statements and has supervised the preparation thereof in
conjunction with the Senior Vice-President: Financial Control Services, Brenda Baijnath CA(SA).

Accounting policies
The accounting policies applied in the preparation of these summarised consolidated interim financial
statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial
statements for the year ended 30 June 2016.

Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's
length basis at market rates with related parties.

Significant events and transactions since 30 June 2016
In accordance with IAS34, Interim Financial Reporting, we have included an explanation of events and

transactions which are significant to obtain an understanding of the changes in our financial position and
performance since 30 June 2016 in the financial results overview.

Financial instruments
Fair value
Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active
market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy
The table below represents significant financial instruments measured at fair value at the reporting date,
or for which fair value is disclosed at 31 December 2016. The US dollar bond, interest rate swap, crude oil
put options, zero-cost foreign exchange collars and coal swaps were considered to be significant financial
instruments based on the amounts recognised in the statement of financial position and the fact that
these instruments are traded in an active market. The calculation of fair value requires various inputs into
the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the
valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13.

Level 1   Quoted prices in active markets for identical assets or liabilities.
Level 2   Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3   Inputs for the asset or liability that are unobservable.

Instrument	IFRS 13 fair value hierarchy	Carrying value Rm	Fair value Rm	Valuation method	Significant inputs
Listed long-term debt	Level 1	13 819	13 725	Fair value	Quoted market price for the same or similar instruments
Interest rate swap	Level 2	(1 009)	(1 009)	Discounted expected cash flows	Market interest rate
Coal swaps	Level 2	(30)	(30)	Discounted expected cash flows	Coal prices
Crude oil put options	Level 2	233	233	Numerical approximation	Crude oil prices
Zero-cost foreign exchange collar	Level 2	278	278	Numerical approximation	rand/US dollar exchange rate

For all other financial instruments, fair value approximates carrying value.

Independent review by the auditors
These condensed consolidated interim financial statements, including the segment report for the six months
ended 31 December 2016 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified
conclusion thereon. The individual auditor assigned to perform the review is Mr PC Hough. A copy of the auditor's
unmodified review report on the condensed consolidated interim financial statements is available for inspection
at the company's registered office, together with the condensed consolidated interim financial statements
identified in the auditor's report. The auditor's report does not necessarily report on all of the information
contained in this announcement of interim financial results. Shareholders are therefore advised that in order to
obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's
report together with the accompanying condensed consolidated interim financial statements from the company's
registered office.

Registered office: Sasol Place, 50 Katherine Street, Sandton, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd, 15 Bierman Avenue, Rosebank 2196
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Directors (Non-Executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr MJ Cuambe (Mozambican)*,
Mr HG Dijkgraaf (Dutch)^, Ms NNA Matyumza*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*,
Mr PJ Robertson (British and American)*, Mr S Westwell (British)*
Directors (Executive): Mr SR Cornell (Joint President and Chief Executive Officer) (American), Mr B Nqwababa
(Joint President and Chief Executive Officer) , Mr P Victor (Chief Financial Officer)
*Independent ^Lead independent director

Company Secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

	JSE	NYSE
Ordinary shares		
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006
Sasol BEE Ordinary shares		
Share code:	SOLBE1	
ISIN:	ZAE000151817	

American depository receipts (ADR) program:
Cusip number 803866300   ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd Floor, 101 Barclay Street, New York, NY 10286, United States
of America

Disclaimer - Forward-looking statements: Sasol may, in this document, make certain statements that are not historical
facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not
yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples
of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume
growth, increases in market share, total shareholder return, executing our growth projects and cost reductions, including
in connection with our BPEP and RP. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could",
"may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking
statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements
involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections
and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying
assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a
number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates
and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual
report on Form 20-F filed on 27 September 2016 and in other filings with the United States Securities and Exchange Commission.
The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment
decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements
apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them,
whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. Normalised items include the effect of the closing rate between
2017 and 2016, share-based payments, remeasurement items, once-off rehabilitation provisions recognised due to legislation
changes and once-off tax adjustments.

Comprehensive additional information is available on our website: www.sasol.com

www.sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 27, 2017   By: /s/ V D Kahla
                                                  Name: Vuyo Dominic Kahla
                                                  Title: Company Secretary